UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value US$0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Liang Zhang

103 Dong Lu Yuan

Tongzhou District, Beijing 101101

People’s Republic of China

+86 10 5801 6800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164C 10 2	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beams Power Investment Limited – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87164C 10 2	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liang Zhang – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARE S BNEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87164C 10 2	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuqing Meng – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%
14	TYPE OF REPORTING PERSON IN

Introductory Note

This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 25, 2005, as previously amended and supplemented by amendments to Schedule 13D filed on January 11, 2008, April 30, 2008, January 15, 2016, February 1, 2016 and March 10, 2016 (as so amended, the “Original Schedule 13D”), jointly by Beams Power Investment Limited (“Beams”), Mr. Liang Zhang (“Mr. Zhang”) and Ms. Xiuqing Meng (“Ms. Meng”, and together with Beams and Mr. Zhang, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an agreement and plan of merger, dated as of November 17, 2016 (the “Merger Agreement”), among Beams, Beams Power Merger Sub Limited, a Delaware corporation and a wholly-owned subsidiary of Beams (“Merger Sub”) and Synutra International, Inc. (the “Issuer”), Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Beams (the “Merger”).

It is anticipated that, at a price of US$6.05 in cash per share of common stock, par value US$0.0001 per share (the “Shares”), of the Issuer, approximately US$125.2 million will be expended in paying the merger consideration for the holders of all of the outstanding Shares other than the Excluded Shares (as defined in Item 4 below).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to a debt commitment letter, dated as of November 17, 2016 (the “Debt Commitment Letter”), delivered by Shanghai Pudong Development Bank Co., Ltd. (the “Lender”) to Beams. Under the terms and subject to the Debt Commitment Letter, the Lender will provide a term loan facility in an aggregate amount of up to US$150 million to Beams.

The descriptions of the Merger Agreement and the Debt Commitment Letter in this Item 3 are qualified in their entirety by reference to the complete texts of such documents, as applicable, which have been filed as Exhibits 99.4 and 99.5 to this statement, respectively, and which are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 3, on November 17, 2016, Beams, Merger Sub and the Issuer entered into the Merger Agreement. The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Shares not already beneficially owned by the Reporting Persons. If the Merger is consummated, the Shares will no longer be traded on the NASDAQ Global Select Market, the Shares will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by Beams.

Pursuant to the Merger Agreement, the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (as defined below), will be cancelled and cease to exist in exchange for the right to receive US$6.05 in cash without interest and net of any withholding taxes. “Excluded Shares” means, collectively, (a) Shares held by any of Beams, Merger Sub and any other direct or indirect subsidiary of Beams and (b) Shares held by the Issuer. Each of the Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration. “Dissenting Shares” means all Shares that are issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) and held by holders who shall neither have voted in favor of the

Merger nor consented thereto in writing and who shall have properly and validly perfected, and not effectively withdrawn or lost, their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval and adoption of the Merger by the affirmative vote of (i) the holders of at least a majority of the issued and outstanding Shares and (ii) the holders of at least a majority of the issued and outstanding Shares other than the Excluded Shares. The Merger Agreement may be terminated by the Issuer or Beams under certain circumstances.

Concurrently with the execution of the Merger Agreement, Mr. Zhang and Ms. Meng entered in to a limited guarantee, dated as of November 17, 2016 (the “Limited Guarantee”), in favor of the Issuer with respect to certain payment obligations of Beams under the Merger Agreement that may become payable to the Issuer by Beams under certain circumstances as set forth in the Merger Agreement.

The descriptions of the Merger Agreement and Limited Guarantee in this Item 4 are qualified in their entirety by reference to the complete text of such documents, which have been filed as Exhibits 99.4 and 99.6 to this statement and which are incorporated herein by reference in their entirety.

The information set forth in or incorporated by reference in Item 3 of this statement is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

Reporting Person:	Amount beneficially owned (1):	Percent of class (2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Beams	36,000,000 Shares	63.5%	0	36,000,000 Shares	0	36,000,000 Shares
Mr. Zhang (3)	36,000,000 Shares	63.5%	0	36,000,000 Shares	0	36,000,000 Shares
Ms. Meng (4)	36,000,000 Shares	63.5%	0	36,000,000 Shares	0	36,000,000 Shares

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Percentage of beneficial ownership of each listed person is based on 56,690,400 Shares outstanding as of November 17, 2016 disclosed by the Issuer in the Merger Agreement.

(3) Includes 36,000,000 Shares directly held by Beams. Ms. Meng, spouse of Mr. Zhang, is the sole shareholder and director of Beams.

(4) Includes 36,000,000 Shares directly held by Beams. Ms. Meng is the sole shareholder and director of Beams.

(c) Except as set forth in Items 3 and 4 of this statement, none of the Reporting Persons has effected any transactions in the Shares during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in or incorporated by reference in Items 3 and 4 of this statement is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.4: Agreement and Plan of Merger, dated as of November 17, 2016, by and among Beams Power Investment Limited, Beams Power Merger Sub Limited and Synutra International, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Synutra International, Inc. on November 17, 2016).

Exhibit 99.5: Debt Commitment Letter, dated as of November 17, 2016, by and among Beams Power Investment Limited and Shanghai Pudong Development Bank Co., Ltd.

Exhibit 99.6: Limited Guarantee, dated as of November 17, 2016, by and among Synutra International, Inc., Liang Zhang and Xiuqing Meng (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Synutra International, Inc. on November 17, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2016

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

Liang Zhang

/s/ Liang Zhang

Xiuqing Meng

/s/ Xiuqing Meng